UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.	) *

Maxygen, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

577776107
(CUSIP Number)

July 29, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No.	577776107

1.	Names of Reporting Persons.	Bruce M. Kallins
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States

Number of	5.	Sole Voting Power	1,474,240*
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	1,474,240*
Person With:
8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,474,240*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	5.3%*

12.	Type of Reporting Person (See Instructions) IN

*As of September 23, 2013, the date of filing of this Schedule 13G. Page 2 of 9 pages

CUSIP No.	577776107

1.	Names of Reporting Persons.	BK Management I, Inc.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	1,474,240*
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	1,474,240*
Person With:
8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,474,240*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	5.0%*

12.	Type of Reporting Person (See Instructions)	IA, CO

*As of September 23, 2013, the date of filing of this Schedule 13G. Page 3 of 9 pages

CUSIP No.	577776107

1.	Names of Reporting Persons.	Yakira Partners, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	490,075*
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	490,075*
Person With:
8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	490,075*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	1.8%*

12.	Type of Reporting Person (See Instructions) PN

*As of September 23, 2013, the date of filing of this Schedule 13G. Page 4 of 9 pages

CUSIP No.	577776107

1.	Names of Reporting Persons.	YP Management, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	490,075*
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	490,075*
Person With:
8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	490,075*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	1.8%*

12.	Type of Reporting Person (See Instructions) OO

*As of September 23, 2013, the date of filing of this Schedule 13G. Page 5 of 9 pages

CUSIP No.	577776107

1.	Names of Reporting Persons.	Yakira Offshore Fund Ltd.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization	Cayman Islands

Number of	5.	Sole Voting Power	93,908*
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	93,908*
Person With:
8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	93,908*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)	0.3%*

12.	Type of Reporting Person (See Instructions) CO

*As of September 23, 2013, the date of filing of this Schedule 13G. Page 6 of 9 pages

Item 1.

(a)		The name of the issuer is Maxygen, Inc. (the “Issuer”).
(b)		The principal executive office of the Issuer is located at 411 Borel Avenue, Suite 616, San Mateo, California 94402.

Item 2.
(a)

This statement (this “Statement”) is being filed by: (1) Bruce M. Kallins; (2) BK Management I, Inc., a Delaware corporation (the “Investment Manager”); (3) Yakira Partners, L.P., a Delaware limited partnership (the “Domestic Fund”); (4) YP Management, LLC, a Delaware limited liability company (the “General Partner”); and (5) Yakira Offshore Fund Ltd., a Cayman Islands limited partnership (the “Offshore Fund”, and together with the Domestic Fund, the “Funds”) (all of the foregoing, collectively, the “Filers”). The Funds are private investment vehicles. The Investment Manager is the investment manager to the Funds, and also manages accounts on a discretionary basis (the “Accounts”). The Funds and the Accounts directly own the Common Stock reported in this Statement. Mr. Kallins and the Investment Manager may be deemed to beneficially own the Common Stock owned directly by the Funds and the Accounts. The General Partner is the general partner of the Domestic Fund and thus may be deemed to beneficially own the Common Stock owned directly by the Domestic Fund. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)		The principal business office of the Filers is 991 Post Road East, 2nd Floor, Westport, CT 06880.
(c)		For citizenship information see Item 4 of the cover sheet of each Filer.
(d)		This Statement relates to the Common Stock, par value $0.0001, of the Issuer (the “Common Stock”).
(e)		The CUSIP Number of the Common Stock of the Issuer is 577776107.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J);

 Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. As of the Event Date of July 29, 2013, beneficial ownership was as follows:

Reporting Person	Aggregate Amount Beneficially Owned by Reporting Person	Percent
Bruce M. Kallins	1,389,665	5.0%
BK Management I, Inc.	1,389,665	5.0%
Yakira Partners, L.P.	481,499	1.7%
YP Management, LLC	481,499	1.7%
Yakira Offshore Fund Ltd.	85,579	0.3%

The percentage ownership of each Filer is based on 27,788,749 shares of Issuer’s Common Stock, outstanding as of July 31, 2013, as reported in the Issuer’s 10-Q filed with SEC on August 7, 2013.

Page 7 of 9 pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8. Identification and Classification of Members of the Group Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2013

Bruce M. Kallins

BK Management I, Inc.

Yakira Partners, L.P.

YP Management, LLC

Yakira Offshore Fund Ltd.

By:	/s/ Bruce M. Kallins
Bruce M. Kallins, for himself; as controlling shareholder of the Investment Manager (for itself and each of the Funds); and as the managing member of the General Partner

Page 9 of 9 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Maxygen, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: September 23, 2013

Bruce M. Kallins
BK Management I, Inc.
Yakira Partners, L.P.
YP Management, LLC
Yakira Offshore Fund Ltd.

By:	/s/ Bruce M. Kallins
Bruce M. Kallins, for himself; as controlling shareholder of the Investment Manager (for itself and each of the Funds); and as the managing member of the General Partner